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November 17, 2005

SEC MAIL PROCESSING
RECEIVED
NOV 22 2005
183
SECTION

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

SUPPL

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release concerning Arcelor's Brazil listing, announcing the restructuring decisions taken by the general meetings held on September 28 and 30, 2005.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

PROCESSED
NOV 29 2005

Enclosure
cc: Regis Ramseyer
Arcelor SA

arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA COMPANHIA SIDERÚRGICA DE TUBARÃO

BELGO
Grupo Arcelor

CST

ARCELOR BRAZIL's LISTING

November 10, 2005 - The managements of Companhia Siderúrgica Belgo-Mineira ("BELGO") and of Companhia Siderúrgica de Tubarão ("CST") wish to inform their shareholders that the decisions taken by the general meetings held on September 28 and 30 2005 are final and irrevocable. The said general meetings approved the conversion of the total number of preferred shares issued by BELGO into an equal number of common shares, the incorporation by BELGO of Arcelor Aços do Brasil Ltda. and of APSL ONPN Participações S.A., and the incorporation of shares, the issue of CST, by BELGO ("Restructuring").

The companies wish to give notice to their shareholders that as from November 11 2005 (inclusive), only the common shares issued by BELGO shall be traded in the market, the preferred shares issued by BELGO and the shares issued by CST ceasing to be negotiated with effect from the end of the trading day on November 10 2005. In the event of any changes in circumstances which might alter the foregoing information, the companies shall immediately give due notification to the market accordingly.

In the next few days, the new shareholders of BELGO shall receive a statement of the post Restructuring shareholding position from the depository bank holding BELGO's shares (Banco Itaú S.A.). Fractional shares which cannot be allocated to each shareholder due to the conversion ratio of 9.32 shares issued by CST for a single share issued by BELGO, shall be sold on the São Paulo Stock Exchange - BOVESPA by an auction to be held shortly. The product of the sale shall be divided proportionally among the holders of the fractional shares and paid to the said fractional shareholders within a term of 3 (three) business days as from the receipt of these funds by BELGO. Such values shall be credited to the current accounts of the fractional shareholders or transferred by the Brazilian Clearing and Depository Corporation ("CBLC") to each shareholders' depository institution. Should it not be possible to identify the account for deposit, the values shall be held at the disposal of the fractional shareholders at Banco Itaú S.A..

The payment of the reimbursement to the shareholders that decided to withdraw from CST, corresponding to 2,000,000 shares, amounted to R$246.000.00. None of BELGO's shareholders opted to exercise withdrawal rights.

The companies hereby notify that under the terms of the Notice for the Public Offering for the Acquisition of Common Shares of CST ("POS") published on June 3 2005 ("Notice"), each of the shareholders accepting the conditions of the POS held on July 6 2005 shall have the right to the value corresponding to the difference between the share price received for shares sold through the POS adjusted according to the terms of Clause 8.1 of the Notice and the value per share that the shareholder would be entitled to receive had the right of withdrawal been exercised upon incorporation of CST's shares by BELGO. This difference, equivalent to R$ 9.03 per lot of a thousand shares and the aforesaid value per share, shall be paid through CBLC on November 14 2005 to those shareholders which agreed to the conditions of the POS.

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the Group holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry.

The Group, number one steel producer in Europe and Latin America, ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its customers. Arcelor employs 94,000 associates in over 60 countries. The Group places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Investor Relations
Martine Hue:

+352 4792 2151
00 800 4792 4792 (toll-free number from EU and Switzerland)
+33 1 41 25 98 98

E-mail:
Investor.relations@arcelor.com

Arcelor S.A.
19, avenue de la Liberté
L–2930 Luxembourg
www.arcelor.com